SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005
(Commission File No. 333-127853)

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
(Exact name of registrant as specified in its charter)

BELGO-MINEIRA STEEL COMPANY
(Translation of Registrant's name into English)

Av. Carandaí, 1,115, 26° andar
30130-915 – Belo Horizonte, MG, Brazil
55-31-3219-1348
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA SIDERÚRGICA BELGO-MINEIRA

NIRE 313000463389 - CNPJ/MF 24.315.012/0001 -73

Listed Company

General Shareholders Meeting

Notice of Calling

The Companhia Siderúrgica Belgo Mineira’s shareholders are hereby invited to convene in a Extraordinary General Shareholders Meeting to be held on December 21, 2005, at 11:00 AM, at the registered Company’s office, (located at Avenida Carandaí, n º 1.115, Belo Horizonte, Estado de Minas Gerais), with the purpose to discuss and make decision on the following agenda:

(a) Reversal Split of Common Shares issued by the Company according to the following rate: from 20 (twenty) shares to 01 (one) share, pursuant the proposal presented by the Company’s Board of Directors;

(b) Complete amendment to the Company’s By-Laws including to: (i) amend the Company’s corporate name to Arcelor Brasil S.A.; (ii) provide a new wording to the Article that concerns the Company’s purpose in order to clarify its existing or potential activities; (iii) considering the reversal split referred to in item (a) above and the extinction of the preferred shares occurred as a consequence of the corporate reorganization which was mentioned in the press release published as of July 28, 2005, amend the Company’s Capital Stock and the Authorized Capital; (iv) empower the Company’s General Shareholders Meeting to grant stock option plan to the management and employees of the Company; (v) not allow the Company to issue founders shares; (vi) set forth rules regarding rights to the minorities shareholders in the event of sale of the control of the Company; (vii) amending the Chapter related to the General Shareholders Meeting in order to amend the rules concerning the shareholders participation, as well as the call, installation and working on such meeting; (viii) amending the Chapter regarding the Company’s management in order to: (1) amend the Board of Director’s and the Board of Executive Officers’ compositions; (2) amend the term of office for the members of the Board of Directors and for the Executive Officers; (3) amend the substitution procedures for the members of the Board of Directors and Board of Executive Officers; (4) establish that the Directors shall not be elected to executive positions; (5) set forth the rules and procedures for the Board of Directors’ and Board of Executive Officers’ workings; (6) establish the forecast to form technical and consultative committees; (7) amend the Board of Directors’, Board of Executive Officers’ and the executive officers’ duties; and (8) amend the Company’s representatives designation rules; (ix) amend the Fiscal Council’s composition; (x) set forth the taking office and substitution procedures of the Fiscal Council’s members; (xi) amend and detail the employment of the Financial Year’s net profits; (xii) amend the wording of the Articles related to the interest on stockholders equity’s payment and to the intermediate profits sharing; and (xiii) amend the Article regarding the Company’s dissolution; and

(c) Renew the Company’s Board of Directors by means of an election of all of its Directors with the term of office to be finished on the Ordinary General Shareholders Meeting which will discuss the Financial Statements related to the Financial Year ended as of December 31, 2005, taking into account the proposal provided in item (b) above, to amend the term of office of the Directors, including the decision regarding the management’s annual compensation, in light of the changes on the Board of Directors and Board of Executive Officers’ composition.

General Instructions:

Shareholders may take part in the General Shareholders Meeting upon the proof of ownership of shares, prior to 3 (three) days before the date the General Shareholders Meeting is scheduled to be held, in accordance with the register, in their names, of the respective shares in the records of the financial institution acting as the depositary agent for the same shares.

In accordance with Article 1 of Instrução CVM nº 165, dated December 11, 1991, shareholders that own, individually or jointly, at least 5% (five percent) of the Company’s Capital Stock may request the cumulative voting procedure to elect the Board of Directors members.

The Board of Directors proposal referred to in the item (a) above, as well as the By-Laws Draft Project that will be under discussion as mentioned on item (b) above, is available to the shareholders in the following websites: Company’s (www.belgo.com.br); Comissão de Valores Mobiliários’ (www.cvm.gov.br); Bolsa de Valores de São Paulo’s (www.bovespa.com.br) as well as in the Company’s registered office, from this date.

Belo Horizonte, November 18, 2005.

Carlo Panunzi
Presidente do Conselho de Administração

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2005

COMPANHIA SIDERÚRGICA BELGO-MINEIRA

By:	/S/ Leonardo Dutra de Moraes Horta
Name: Leonardo Dutra de Moraes Horta Title: Investors Relation Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assum ptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.